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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Smart & Final Stores, Inc.
(Name of Subject Company (Issuer))

First Street Merger Sub, Inc.
(Name of Filing Persons (Offeror)) a wholly owned subsidiary of

First Street Parent, Inc.
(Name of Filing Persons (Parent of Offeror))

Apollo Management IX, L.P.
(Names of Filing Persons (Other Person))

Common Stock, $0.001 par value
(Title of Class of Securities)

83190B101
(CUSIP Number of Class of Securities)

First Street Merger Sub, Inc.
c/o Apollo Management IX, L.P.
9 West 57th Street, 43rd Floor
New York, New York 10019
Attention: John J. Suydam
Telephone: (212) 515-3200
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Howard Kenny
Robert G. Robison
Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**

$545,218,914.50	$66,080.53

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the offer price of $6.50 per share of common stock, par value $0.001 per share ("Shares"), of Smart & Final Stores, Inc., a Delaware corporation ("Smart & Final"), by 83,879,833 Shares, which is the sum of (1) 76,489,536 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Smart & Final or on the adoption of the Merger Agreement (as defined below)), and (2) 7,390,297 Shares issuable upon the exercise of outstanding options granted under Smart & Final's 2014 Stock Incentive Plan. The foregoing share figures have been provided by Smart & Final to the Offeror and are as of May 10, 2019, the most recent practicable date.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Fee Advisory Rate #1 for fiscal year 2019, issued August 24, 2018, is calculated by multiplying the Transaction Value by 0.0001212.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	None	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

  ☐
  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

  ☐
  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

        This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is being filed by First Street Merger Sub, Inc., a Delaware corporation (the "Offeror"), First Street Parent, Inc., a Delaware corporation ("Parent"), and Apollo Management IX, L.P., a Delaware limited partnership ("Management IX"). The Offeror is a wholly owned subsidiary of Parent. Parent is controlled by equity funds managed by Management IX. This Schedule TO relates to the offer by the Offeror to purchase all of the issued and outstanding Shares at a purchase price of $6.50 per Share, net to the holders thereof, payable in cash (the "Offer Price"), without interest, less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 14, 2019 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement described below, collectively constitute the "Offer"), copies of which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. All the information set forth in the Offer to Purchase is incorporated herein by reference in response to Items 1 through 9 and Item 11 in this Schedule TO and is supplemented by the information specifically provided in this Schedule TO. The Agreement and Plan of Merger, dated as of April 16, 2019, by and among Smart & Final, Parent and the Offeror (as it may be amended from time to time, the "Merger Agreement"), a copy of which is attached as Exhibit (d) hereto, is incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

Item 1.    Summary Term Sheet.

        The information set forth in the section entitled "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   The name of the subject company and the issuer of the securities to which this Schedule TO relates is Smart & Final Stores, Inc. Smart & Final's principal executive offices are located at 600 Citadel Drive, Commerce, California 90040, and its telephone number at such principal executive offices is (323) 869-7500.

        (b)   This Schedule TO relates to the Offeror's offer to purchase all outstanding Shares. According to Smart & Final, as of May 10, 2019, there were (1) 76,489,536 Shares issued and outstanding (including all shares entitled to vote in the election of directors of Smart & Final or on the adoption of the Merger Agreement (as defined below)) and (2) 7,390,297 Shares issuable upon the exercise of outstanding options granted under Smart & Final's 2014 Stock Incentive Plan.

        (c)   The information set forth in Section 6—"Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

        (a)—(c) This Schedule TO is filed by the Offeror, Parent and Management IX. The information set forth in the section entitled "Summary Term Sheet" and Section 9—"Certain information concerning the Offeror, Parent and Management IX" of, and Schedule A to, the Offer to Purchase is incorporated herein by reference.

Item 4.    Terms of the Transaction.

        The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        (a), (b) The information set forth in the sections entitled "Summary Term Sheet" and "Introduction" and Sections 8, 9, 10 and 11—"Certain Information Concerning Smart & Final," "Certain Information Concerning the Offeror and Parent and Management IX," "Background of the Offer; Contacts with Smart & Final" and "Purpose of the Offer and Plans for Smart & Final; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in the sections entitled "Summary Term Sheet" and "Introduction" and Section 11—"Purpose of the Offer and Plans for Smart & Final; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

        (c)(1)—(7) The information set forth in the sections entitled "Summary Term Sheet" and "Introduction" and Sections 6, 7, 10, 11 and 14—"Price Range of Shares; Dividends," "Certain Effects of the Offer," "Background of the Offer; Contacts with Smart & Final," "Purpose of the Offer and Plans for Smart & Final; Transaction Documents" and "Dividends and Distributions" of the Offer to Purchase is incorporated herein by reference.

Item 7.    Sources and Amount of Funds or Other Consideration.

        (a), (d) The information set forth in Section 12—"Sources and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b)   The information set forth in Sections 11 and 13—"Purpose of the Offer and Plans for Smart & Final; Transaction Documents," and "Conditions of the Offer," of the Offer to Purchase is incorporated herein by reference.

Item 8.    Interest in Securities of the Subject Company.

        (a)    Securities Ownership.    The information set forth in Sections 8, 9, 10 and 11—"Certain Information Concerning Smart & Final," "Certain Information Concerning the Offeror, Parent and Management IX," "Background of the Offer; Contacts with Smart & Final" and "Purpose of the Offer and Plans for Smart & Final; Transaction Documents" of the Offer to Purchase is incorporated herein by reference.

        (b)   Not applicable.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   The information set forth in Sections 10, 11 and 17—"Background of the Offer; Contacts with Smart & Final," "Purpose of the Offer and Plans for Smart & Final; Transaction Documents" and "Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

Item 10.    Financial Statements.

        Not applicable. In accordance with instructions to Item 10 of the Schedule TO, the financial statements are not considered material because:

  •
  The consideration offered consists solely of cash;

  •
  The Offer is not subject to any financing condition; and

  •
  The Offer is for all outstanding securities of the subject class.

Item 11.    Additional Information.

        (a)(1) Except as disclosed in Items 1 through 10 above, there are no present or proposed material agreements, arrangements, understandings or relationships between (i) the Offeror, Parent or any of their respective executive officers, directors, controlling persons or subsidiaries and (ii) Smart & Final or any of its executive officers, directors, controlling persons or subsidiaries.

        (a)(2), (3) The information set forth in Sections 11, 13 and 15—"Purpose of the Offer and Plans for Smart & Final; Transaction Documents," "Conditions of the Offer" and "Certain Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (a)(4) The information set forth in Section 7—"Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (a)(5) Not applicable.

        (c)   The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.    Exhibits.

        See Exhibit Index below, which is incorporated by reference herein.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 EXHIBIT INDEX

(a)(1)(A)	* Offer to Purchase, dated May 14, 2019.
(a)(1)(B)	* Form of Letter of Transmittal.
(a)(1)(C)	* Form of Notice of Guaranteed Delivery.
(a)(1)(D)	* Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)	* Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(F)	* Text of Summary Advertisement, as published in The Wall Street Journal on May 14, 2019.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)
Text of joint press release issued by Smart & Final and Apollo Global Management, LLC, dated April 16, 2019 (incorporated by reference to Exhibit 99.1 of the Schedule TO filed by the Offeror, Parent and Management IX on April 16, 2019).
(a)(5)(B)	* Text of press release of funds managed by affiliates of Apollo Global Management, LLC announcing launch of Tender Offer, dated May 14, 2019.
(b)(1)
* Debt Commitment Letter, dated as of April 16, 2019, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, UBS Securities LLC, UBS AG, Stamford Branch.
(b)(2)
* Debt Commitment Letter, dated as of April 16, 2019, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada, Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, UBS Securities LLC, UBS AG, Stamford Branch.
(b)(3)
* Debt Commitment Letter, dated as of April 16, 2019, among Bank of America, N.A., Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of Montreal, BMO Capital Markets Corp., Royal Bank of Canada, Barclays Bank PLC, Credit Suisse AG, Cayman Islands Branch, Credit Suisse Loan Funding LLC, UBS Securities LLC, UBS AG, Stamford Branch.
(d)(1)
Agreement and Plan of Merger, dated as of April 16, 2019, by and among Smart & Final, the Offeror and Parent (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by Smart & Final with the Securities and Exchange Commission on April 18, 2019).
(d)(2)	* Non-disclosure agreement, dated as of November 8, 2018, between Management IX and Smart & Final.
(d)(3)	* Exclusivity agreement, dated as of March 19, 2019, between Management IX and Smart & Final.

(d)(4)	* Exclusivity agreement, dated as of April 12, 2019, between Management IX and Smart & Final.
(d)(5)	* Equity Commitment Letter, dated as of April 16, 2019, pursuant to which certain equity funds managed by Management IX have committed cash as capital to Parent.
(d)(6)	* Limited Guarantee, dated as of April 16, 2019, delivered by certain equity funds managed by Management IX in favor of Smart & Final.
(d)(7)	* Tender and Support Agreement, dated as of April 16, 2019, by and among Smart & Final, Parent, the Offeror and certain stockholders of Smart & Final.
(g)	Not applicable.
(h)	Not applicable.

*
Filed herewith

 SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST STREET MERGER SUB, INC.
	By:	/s/ LAURIE D. MEDLEY
		Name:	Laurie D. Medley
		Title:	Vice President
FIRST STREET PARENT, INC.
	By:	/s/ LAURIE D. MEDLEY
		Name:	Laurie D. Medley
		Title:	Vice President
APOLLO MANAGEMENT IX, L.P.
BY: AIF IX Management, LLC, its General Partner
	By:	/s/ LAURIE D. MEDLEY
		Name:	Laurie D. Medley
		Title:	Vice President
Dated: May 14, 2019

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  Item 1. Summary Term Sheet .
  Item 2. Subject Company Information .
  Item 3. Identity and Background of Filing Person .
  Item 4. Terms of the Transaction .
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals .
  Item 7. Sources and Amount of Funds or Other Consideration .
  Item 8. Interest in Securities of the Subject Company .
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used .
  Item 10. Financial Statements .
  Item 11. Additional Information .
  Item 12. Exhibits .
  Item 13. Information Required by Schedule 13E-3.
EXHIBIT INDEX
SIGNATURES